SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 31, 2018

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294)

Enclosure: Partner Communications Reports First Quarter 2018 Results

PARTNER COMMUNICATIONS REPORTS
FIRST QUARTER 2018 RESULTS1

ADJUSTED EBITDA2 TOTALED NIS 177 MILLION

CELLULAR POST-PAID SUBSCRIBERS INCREASED BY 16 THOUSAND

GROSS PROFIT FROM EQUIPMENT SALES INCREASED BY 65% COMPARED TO Q1 2017 TO NIS 43 MILLION

First quarter 2018 highlights (compared with first quarter 2017)

•	Total Revenues: NIS 826 million (US$ 235 million), an increase of 3%
•	Service Revenues: NIS 625 million (US$ 178 million), a decrease of 2%
•	Equipment Revenues: NIS 201 million (US$ 57 million), an increase of 23%
•	Total Operating Expenses (OPEX2): NIS 498 million (US$ 142 million), an increase of 4%
•	Adjusted EBITDA: NIS 177 million (US$ 50 million), a decrease of 29%
•	Adjusted EBITDA Margin[2]: 21% of total revenues compared with 31%
•	Profit for the Period: NIS 9 million (US$ 3 million), a decrease of 86%
•	Net Debt[2]: NIS 919 million (US$ 262 million), a decrease of NIS 496 million
•	Adjusted Free Cash Flow (before interest) [2]: NIS 21 million (US$ 6 million), a decrease of NIS 105 million
•	Cellular ARPU: NIS 58 (US$ 17), a decrease of 5%
•	Cellular Subscriber Base: approximately 2.67 million at quarter-end, unchanged
•	TV Subscriber Base: 65 thousand households at quarter-end

Rosh Ha’ayin, Israel, May 31, 2018 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter ended March 31, 2018.

1 The quarterly financial results are unaudited.
2 For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.

Commenting on the first quarter 2018 results, Mr. Isaac Benbenisti, CEO of Partner noted:

"Partner started 2018 with significant momentum – in the first quarter the Post-Paid cellular subscriber base continued to grow and Partner TV's subscriber base has reached over 77 thousand households as of today. In addition, the deployment of the fiber optic infrastructure was accelerated significantly, and by year end, we intend to be present in over half of the cities in Israel.

In the cellular segment, in the first quarter the Post-Paid subscriber base increased by 16 thousand, thanks to subscribers that choose Partner over the competitors. The consistent growth in Post-Paid subscribers, for 11 consecutive quarters, results from, among other things, value offers which include unique benefits such as wifi calling, co-operation with Apple Music, and the fact that Partner's service continues to be a competitive advantage as reflected in the Consumer Protection Authority's report published last month.

A year ago we revealed our strategic partnership with Netflix which includes a user experience and unique value offers for Partner TV customers. Last month we reported an additional significant milestone with the announcement that Partner TV was chosen by Amazon Prime Video as its first partner in Israel. Partner TV's technological advantage is also highlighted through the upcoming FIFA World Cup games, since all of Partner set top boxes support 4K viewing as part of the basic service and with no need to change equipment.

The fiber optic project, Partner Fiber, continues to expand, and in the first quarter of 2018 we doubled the deployment pace. We are reaching 27 cities with Partner Fiber as of today, with an independent fiber optic infrastructure that allow speeds of up to 1,000 megabits. Through the combined offers of Partner Fiber and Partner TV, more and more households in Israel are enjoying a more advanced technology and attractive prices compared to that were offered to them up until now.”

Mr. Tamir Amar, Partner's Chief Financial Officer, commented on the first quarter 2018 results:

“The first quarter results of 2018 reflected the Company's strategy in the fixed-line segment and equipment sales. Our rapid growth in the number of TV subscribers and in wholesale internet customers combined with our business model for these activities resulted in improved operational results in these activities compared to the fourth quarter of 2017. This improvement was reflected, among other things, in growth in service revenues and in EBITDA from the fixed-line segment compared to the fourth quarter. In addition, in equipment sales, the actions that we carried out last year continue to be reflected in our results, and in the first quarter of 2018, we reported equipment sales revenues of NIS 201 million and gross profit of NIS 43 million, compared with revenues of NIS 163 million and gross profit of NIS 26 million in the first quarter of 2017.

In the cellular segment, we continue to see that the management of our Post-Paid subscriber base is also reflected in the first quarter of 2018, with growth in the Post‑Paid subscriber base of 16 thousand subscribers, lower price erosion from these subscribers compared to both the first and fourth quarters of 2017, and continued decline in the churn rate of these subscribers as well as in the overall cellular churn rate of the Company. The Company's cellular churn rate declined by one basis point, compared to the first quarter of 2017, to 8.8% in the quarter, continuing the trend of the declining cellular churn rate for Partner over the past three years. We put emphasis on increasing the value we provide our Post-Paid subscribers both through value-added cellular services and through additional services that the Company provides.

The Company's CAPEX in the quarter totaled NIS 138 million, with the growth mainly reflecting investments in the Company's growth engines – the fiber optic cable infrastructure and TV services. We are in advanced stages of negotiations with Cellcom regarding possible collaboration in the fiber optic infrastructure that both companies are deploying, in order to enable a faster deployment rate at a lower cost which will improve the economic returns from the project. This is in addition to the Ministry of Communications decision regarding the ability to use the last manhole before the building, which entails potentially significant cost savings in our fiber optic infrastructure deployment. In addition to our core activities and organic growth engines, Partner is in the process of examining nonorganic growth opportunities including, among others, conducting an initial assessment of entry into the credit and debit card market, through either acquisitions or internal development.

The impact of the reduction in our debt level, the early repayments and the refinancing of debt that we undertook is also reflected in the quarter's results, with finance costs totaling NIS 18 million, including early loan repayment expenses of NIS 9 million (the first quarter being the final quarter to include significant early repayment expenses as part of the Company’s debt restructuring which took place in the fourth quarter of 2017).  As of the end of the first quarter, our net debt totaled NIS 0.9 billion and gross debt decreased to NIS 1.6 billion from NIS 1.9 billion in the previous quarter.”

NIS Million	Q1’18	Q4’17	Comments
Service Revenues	625	630
Equipment Revenues	201	204
Total Revenues	826	834
Gross profit from equipment sales	43	40
OPEX	498	519	Decline mainly reflected higher periodic payroll & related expenses in Q4 2017 and a decline in marketing expenses
Adjusted EBITDA	177	158	Increase mainly a result of a decline in OPEX
Profit (loss) for the Period	9	(50)
Increase resulted mainly from an improvement in EBITDA and the early loan repayment expenses of NIS 65 million in Q4 2017, compared with NIS 9 million in Q1 2018. This was partially offset by the non-recurring tax income of NIS 19 million in Q4 2017

Capital Expenditures (additions)	113	174
Adjusted free cash flow (before interest payments)	21	63
Net Debt	919	906

	Q1’18	Q4’17	Comments
Cellular Post-Paid Subscribers (end of period, thousands)	2,336	2,320	Increase of 16 thousand subscribers
Cellular Pre-Paid Subscribers (end of period, thousands)	331	354	Decrease of 23 thousand subscribers
Monthly Average Revenue per Cellular User (ARPU) (NIS)	58	59
Quarterly Cellular Churn Rate (%)	8.8%	9.9%	Decrease in both Post-Paid and Pre-Paid churn rates

Key Financial Results

NIS MILLION (except EPS)	Q1'18	Q1'17	% Change
Revenues	826	803	+3%
Cost of revenues	688	654	+5%
Gross profit	138	149	-7%
Operating profit	32	105	-70%
Profit for the period	9	64	-86%
Earnings per share (basic, NIS)	0.05	0.41
Adjusted free cash flow (before interest)	21	126	-83%

Key Operating Indicators

	Q1'18	Q1'17	Change
Adjusted EBITDA (NIS million)	177	251	-29%
Adjusted EBITDA (as a % of total revenues)	21%	31%	-10
Cellular Subscribers (end of period, thousands)	2,667	2,658	+9
Quarterly Cellular Churn Rate (%)	8.8%	9.8%	-1
Monthly Average Revenue per Cellular User (ARPU) (NIS)	58	61	-3

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q1'18	Q1'17	Change %	Q1'18	Q1'17	Change %	Q1'18	Q1'17	Q1'18	Q1'17	Change %
Total Revenues	644	634	+2%	225	212	+6%	(43)	(43)	826	803	+3%
Service Revenues	466	489	-5%	202	194	+4%	(43)	(43)	625	640	-2%
Equipment Revenues	178	145	+23%	23	18	+28%			201	163	+23%
Operating Profit	22	75	-71%	10	30	-67%			32	105	-70%
Adjusted EBITDA	134	187	-28%	43	64	-33%			177	251	-29%

Financial Review

In Q1 2018, total revenues were NIS 826 million (US$ 235 million), an increase of 3% from NIS 803 million in Q1 2017.

Service revenues in Q1 2018 totaled NIS 625 million (US$ 178 million), a decrease of 2% from NIS 640 million in Q1 2017.

Service revenues for the cellular segment in Q1 2018 totaled NIS 466 million (US$ 133 million), a decrease of 5% from NIS 489 million in Q1 2017. The decrease was mainly the result of the continued price erosion of cellular services (both Post-Paid and Pre-Paid) due to the continued competitive market conditions.

Service revenues for the fixed-line segment in Q1 2018 totaled NIS 202 million (US$ 57 million), an increase of 4% from NIS 194 million in Q1 2017. The increase reflected the revenues from TV services as well as increase in revenues from internet services, which were partially offset principally by the decline in revenues from international calling services.

Equipment revenues in Q1 2018 totaled NIS 201 million (US$ 57 million), an increase of 23% from NIS 163 million in Q1 2017, largely reflecting higher volumes of equipment sales as well as a change in the product mix.

Gross profit from equipment sales in Q1 2018 was NIS 43 million (US$ 12 million), compared with NIS 26 million in Q1 2017, an increase of 65%, mainly reflecting the higher sales volumes and higher profit margins from sales due to a change in the product mix.

Total operating expenses (‘OPEX’) totaled NIS 498 million (US$ 142 million) in Q1 2018, an increase of 4% or NIS 20 million from Q1 2017. The increase mainly reflected the additional expenses relating to the Company's TV service and the growth in internet services, partially offset principally by a decline in doubtful debt expenses and a decline in international calling services expenses. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in Q1 2018 increased by 3% compared with Q1 2017.

Operating profit for Q1 2018 was NIS 32 million (US$ 9 million), a decrease of 70% compared with NIS 105 million in Q1 2017. See Adjusted EBITDA analysis for each segment below.

Adjusted EBITDA in Q1 2018 totaled NIS 177 million (US$ 50 million), a decrease of 29% from NIS 251 million in Q1 2017. As a percentage of total revenues, Adjusted EBITDA in Q1 2018 was 21% compared with 31% in Q1 2017.

Adjusted EBITDA for the cellular segment was NIS 134 million (US$ 38 million) in Q1 2018, a decrease of 28% from NIS 187 million in Q1 2017, reflecting the decrease in cellular service revenues and the fact that since Q3 2017 the Company does not record any income with respect to the settlement agreement with Orange, partially offset by an increase in gross profit from equipment sales and a decline in OPEX. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment in Q1 2018 was 21% compared with 29% in Q1 2017.

Adjusted EBITDA for the fixed-line segment was NIS 43 million (US$ 12 million) in Q1 2018, a decrease of 33% from NIS 64 million in Q1 2017, reflecting the increase in OPEX, partially offset by the increase in service revenues. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment in Q1 2018 was 19%, compared with 30% in Q1 2017.

Finance costs, net in Q1 2018 were NIS 18 million (US$ 5 million), a decrease of 22% compared with NIS 23 million in Q1 2017. The decrease largely reflected lower interest expenses in view of the level of debt which was lower by more than NIS 1 billion compared with Q1 2017, and a decrease in foreign exchange rate expenses, partially offset by early loan repayment expenses of NIS 9 million recorded in Q1 2018.

Income taxes for Q1 2018 were NIS 5 million (US$ 1 million), compared with NIS 18 million in Q1 2017.

Profit in Q1 2018 was NIS 9 million (US$ 3 million), compared with profit of NIS 64 million in Q1 2017, a decrease of 86%.

Based on the weighted average number of shares outstanding during Q1 2018, basic earnings per share or ADS, was NIS 0.05 (US$ 0.02), compared to basic earnings per share of NIS 0.41 in Q1 2017.

Cellular Segment Operational Review

At the end of Q1 2018, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.67 million including approximately 2.34 million Post-Paid subscribers or 88% of the base, and approximately 331 thousand Pre-Paid subscribers, or 12% of the subscriber base.

During the first quarter of 2018, the cellular subscriber base decreased by approximately 7 thousand subscribers. The Post-Paid subscriber base increased by approximately 16 thousand subscribers, while the Pre-Paid subscriber base decreased by approximately 23 thousand subscribers.

The quarterly churn rate for cellular subscribers in Q1 2018 was 8.8%, compared with 9.8% in Q1 2017.

Total cellular market share (based on the number of subscribers) at the end of Q1 2018 was estimated to be approximately 25%, compared to 26% in Q1 2017.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q1 2018 was NIS 58 (US$ 17), a decrease of 5% from NIS 61 in Q1 2017. The decrease mainly reflected the continued price erosion in key cellular services due to the competition in the cellular market.

Funding and Investing Review

In Q1 2018, Adjusted Free Cash Flow totaled NIS 21 million (US$ 6 million), a decrease of 83% from NIS 126 million in Q1 2017.

Cash generated from operations decreased by 24% to NIS 157 million (US$ 45 million) in Q1 2018 from NIS 207 million in Q1 2017. The decrease mainly reflected the decrease in Adjusted EBITDA.

Cash capital expenditures (‘CAPEX payments’), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 138 million (US$ 39 million) in Q1 2018, an increase of 68% from NIS 82 million in Q1 2017. The increase mainly reflected the increase in investments related to the fiber optic infrastructure deployment and TV service.

The level of Net Debt at the end of Q1 2018 amounted to NIS 919 million (US$ 262 million), compared with NIS 1,415 million at the end of Q1 2017.

Regulatory Developments

The Ministry of Communications' service portfolio on physical infrastructure (the "Service Portfolio") enables service providers (such as Partner) to use Bezeq's physical infrastructure components (such as manholes, ducts, poles, boxes, dark fibers, optical wavelengths etc.).

On April 16, 2018, the Ministry of Communications issued its ruling on various disputes that arose between Partner and Bezeq regarding the implementation of the Service Portfolio.

The main disagreement between the parties stemmed from the fact that Bezeq refused to allow Partner to deploy fibers to buildings from the physical infrastructure components of Bezeq that are located at the entrance to the ducts that belong to the buildings and that lead into the buildings.

The Ministry of Communications determined that Bezeq's refusal was contrary to the purpose of the regulation, creating a significant barrier to the deployment of optical fibers and service provision to customers, and determined that Bezeq will enable Partner to deploy communications cables using the infrastructure components leading to the buildings and to perform any necessary works.

The Ministry's ruling will reduce the cost, and accelerate the pace of deployment of Partner's fiber optic project.

Other Developments

On May 30, 2018, the Company's Board of Directors resolved to adopt a buyback plan of the Company's ordinary shares which are traded on the Tel Aviv Stock Exchange, up to an aggregate amount of NIS 200 million ("the Plan"). The Plan will be implemented in multiple tranches, the first tranche being in the amount of NIS 50 million of the Company's ordinary shares. The implementation of subsequent tranches will be subject to approval of the Company's Board of Directors. The Plan will be executed in accordance with the Israel Securities Authority Safe Harbor opinion regarding buyback securities by a corporation. For further details regarding the Plan, please see the Company's immediate report of May 31, 2018.

Conference Call Details

Partner will hold a conference call on Thursday, May 31, 2018 at 10.00AM Eastern Time / 5.00PM Israel Time.

To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):

International: +972.3.918.0685
North America toll-free: +1.888.281.1167

A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/

If you are unavailable to join live, the replay of the call will be available from May 31, 2018 until June 30, 2018, at the following numbers:

International: +972.3.925.5945
North America toll-free: +1.866.276.1485

In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Specific statements have been made regarding the Company's intention with respect to the scope of deployment of the fiber optic infrastructure in Israel, possible collaboration with Cellcom in the fiber optic infrastructure and the potential savings as a result both from the collaboration as well as the MoC's decision allowing the Company to use the last manhole, the Company's possible entry into the credit and debit card market including through acquisition of a company or activity in this area and the Company’s plan to repurchase its shares. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including, the anticipated pace and volume of the Company’s fiber optic infrastructure deployment, the chances of success of the negotiations  with Cellcom regarding a possible collaboration in the fiber optic infrastructure, the potential savings and its realization further to the negotiations with Cellcom the use of the last manhole, whether the Ministry of Communications’ instruction to Bezeq to allow other domestic operators (including Partner) to deploy fiber optic cables with their own contractors (without the need for the use of Bezeq personnel) will be respected or enforced and whether the Company will have the financial resources needed to continue to increase the number of customers served by its fiber optic infrastructure. The future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section, “Use of Non-GAAP Financial Measures”.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31, 2018: US $1.00 equals NIS 3.514. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA* Adjusted EBITDA margin (%)
Adjusted EBITDA:
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges), Other expenses (mainly amortization of share based compensation)

Adjusted EBITDA margin (%):
Adjusted EBITDA
divided by
Total revenues
Profit (Loss)
Adjusted Free Cash Flow**	Adjusted Free Cash Flow: Cash flows from operating activities deduct Cash flows from investing activities add Short-term investment in (proceeds from) deposits	Cash flows from operating activities deduct Cash flows from investing activities
Total Operating Expenses (OPEX)
Total Operating Expenses:
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses
Net Debt	Net Debt: Current maturities of notes payable and borrowings add Notes payable add Borrowings from banks and others deduct Cash and cash equivalents deduct Short-term deposits	Sum of: Current maturities of notes payable and borrowings, Notes payable, Borrowings from banks and others

*	Adjusted EBITDA is fully comparable with EBITDA measure which was provided in reports for prior periods.
**	Adjusted Free Cash Flow measure is fully comparable to Free Cash Flow measure which was provided in reports for prior periods.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.ilinvestors@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	March 31,	December 31,	March 31,
	2018	2017	2018
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	403	867	115
Short-term deposits	300	150	85
Trade receivables	767	808	218
Other receivables and prepaid expenses	53	48	15
Deferred expenses – right of use	42	43	12
Inventories	107	93	31
	1,672	2,009	476

NON CURRENT ASSETS
Trade receivables	236	232	67
Prepaid expenses and other	7	5	2
Deferred expenses – right of use	151	133	43
Property and equipment	1,177	1,180	335
Intangible and other assets	678	697	193
Goodwill	407	407	116
Deferred income tax asset	51	55	14
	2,707	2,709	770

TOTAL ASSETS	4,379	4,718	1,246

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	March 31,	December 31,	March 31,
	2018	2017	2018
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	417	705	119
Trade payables	752	787	214
Payables in respect of employees	94	91	27
Other payables (mainly institutions)	21	31	6
Income tax payable	52	50	15
Deferred revenues from HOT mobile	31	31	9
Other deferred revenues	41	41	11
Provisions	73	75	20
	1,481	1,811	421
NON CURRENT LIABILITIES
Notes payable	975	975	277
Borrowings from banks and others	230	243	65
Liability for employee rights upon retirement, net	41	40	12
Dismantling and restoring sites obligation	23	27	8
Deferred revenues from HOT mobile	156	164	44
Other non-current liabilities	26	24	7
	1,451	1,473	413

TOTAL LIABILITIES	2,932	3,284	834

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2017 and March 31, 2018 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2017 –*168,243,913 shares
March 31, 2018 – *168,363,992 shares
Capital surplus	1,155	1,164	328
Accumulated retained earnings	504	491	144
Treasury shares, at cost December 31, 2017 – **2,850,472 shares March 31, 2018 – **2,731,747 shares	(214)	(223)	(61)
TOTAL EQUITY	1,447	1,434	412
TOTAL LIABILITIES AND EQUITY	4,379	4,718	1,246

*   Net of treasury shares.
** Including, restricted shares in amount of 1,376,381 and 1,390,328 as of and December 31, 2017 and March 31, 2018, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2018	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	826	803	235
Cost of revenues	688	654	196
Gross profit	138	149	39

Selling and marketing expenses	68	57	19
General and administrative expenses	45	50	13
Income with respect to settlement agreement with Orange		54
Other income, net	7	9	2
Operating profit	32	105	9
Finance income	5	2	1
Finance expenses	23	25	6
Finance costs, net	18	23	5
Profit before income tax	14	82	4
Income tax expenses	5	18	1
Profit for the period	9	64	3

Earnings per share
Basic	0.05	0.41	0.02
Diluted	0.05	0.41	0.02

Weighted average number of shares outstanding (in thousands)
Basic	168,346	157,004	168,346
Diluted	169,356	158,908	169,356

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2018	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	9	64	3
Other comprehensive income for the period, net of income taxes	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	9	64	3

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels
	3 months ended March 31, 2018
	In millions (Unaudited)
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	461	164		625
Inter-segment revenue - Services	5	38	(43)
Segment revenue - Equipment	178	23		201
Total revenues	644	225	(43)	826

Segment cost of revenues - Services	365	165		530
Inter-segment cost of revenues- Services	38	5	(43)
Segment cost of revenues - Equipment	140	18		158
Cost of revenues	543	188	(43)	688
Gross profit	101	37		138

Operating expenses (3)	86	27		113
Other income, net	7			7
Operating profit	22	10		32
Adjustments to presentation of Segment Adjusted EBITDA
–Depreciation and amortization	109	33
–Other (1)	3
Segment Adjusted EBITDA (2)	134	43

Reconciliation of profit for the period to Adjusted EBITDA
Profit for the period				9
- Depreciation and amortization				142
- Finance costs, net				18
- Income tax expenses				5
- Other (1)				3
Adjusted EBITDA (2)				177

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels
	3 months ended March 31, 2017
	In millions (Unaudited)
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	484	156		640
Inter-segment revenue - Services	5	38	(43)
Segment revenue - Equipment	145	18		163
Total revenues	634	212	(43)	803

Segment cost of revenues - Services	372	145		517
Inter-segment cost of revenues- Services	38	5	(43)
Segment cost of revenues - Equipment	123	14		137
Cost of revenues	533	164	(43)	654
Gross profit	101	48		149

Operating expenses (3)	88	19		107
Income with respect to settlement agreement with Orange	54			54
Other income, net	8	1		9
Operating profit	75	30		105
Adjustments to presentation of Segment Adjusted EBITDA
–Depreciation and amortization	109	33
–Other (1)	3	1
Segment Adjusted EBITDA (2)	187	64

Reconciliation of profit for the period to Adjusted EBITDA
Profit for the period				64
- Depreciation and amortization				142
- Finance costs, net				23
- Income tax expenses				18
- Other (1)				4
Adjusted EBITDA (2)				251

(1) Mainly amortization of employee share based compensation.
(2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.
(3) Operating expenses include selling and marketing expenses and general and administrative expenses.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2018	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	157	208	44
Income tax paid	*	(1)	*
Net cash provided by operating activities	157	207	44
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(98)	(44)	(28)
Acquisition of intangible and other assets	(40)	(38)	(11)
Proceeds from (investment in) short-term deposits, net	(150)	202	(43)
Interest received	*	1	*
Consideration received from sales of property and equipment	2		1
Net cash provided by (used in) investing activities	(286)	121	(81)
CASH FLOWS FROM FINANCING ACTIVITIES:
Interest paid	(35)	(17)	(10)
Repayment of non-current borrowings	(300)	(10)	(85)
Net cash used in financing activities	(335)	(27)	(95)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(464)	301	(132)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	867	716	247
CASH AND CASH EQUIVALENTS AT END OF PERIOD	403	1,017	115

* Representing an amount of less than 1 million.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2018	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	9	64	3
Adjustments for:
Depreciation and amortization	132	134	38
Amortization of deferred expenses - Right of use	10	8	3
Employee share based compensation expenses	4	4	1
Liability for employee rights upon retirement, net	1	(2)	*
Finance costs, net	(2)	(1)	(1)
Change in fair value of derivative financial instruments		*
Interest paid	35	17	10
Interest received	*	(1)	*
Deferred income taxes	3	(2)	1
Income tax paid	*	1	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	37	90	10
Other	(7)	24	(2)
Increase (decrease) in accounts payable and accruals:
Trade	(10)	3	(3)
Other payables	(7)	(55)	(2)
Provisions	(2)	(1)	(1)
Deferred income with respect to settlement agreement with Orange		(54)
Deferred revenues from HOT mobile	(8)	(8)	(2)
Other deferred revenues	1	*	*
Increase in deferred expenses - Right of use	(27)	(34)	(8)
Current income tax	2	19	1
Decrease (increase) in inventories	(14)	2	(4)
Cash generated from operations	157	208	44

* Representing an amount of less than 1 million.

At March 31, 2018 and 2017, trade and other payables include NIS 142 million ($40 million) and NIS 102 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2018	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	157	207	44
Net cash provided by (used in) investing activities	(286)	121	(81)
Proceeds from short-term deposits	150	(202)	43
Adjusted Free Cash Flow	21	126	6
Interest paid	(35)	(17)	(10)
Adjusted Free Cash Flow After Interest	(14)	109	(4)

Total Operating Expenses (OPEX)	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2018	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cost of revenues – Services	530	517	151
Selling and marketing expenses	68	57	19
General and administrative expenses	45	50	13
Depreciation and amortization	(142)	(142)	(41)
Other (1)	(3)	(4)	(1)
OPEX	498	478	141

(1)	Mainly amortization of employee share based compensation.

Key Financial and Operating Indicators (unaudited)*

NIS M unless otherwise stated	Q1' 16	Q2' 16	Q3' 16	Q4' 16	Q1' 17	Q2' 17	Q3' 17	Q4' 17	Q1' 18	2016	2017
Cellular Segment Service Revenues	543	527	531	498	489	497	514	478	466	2,099	1,978
Cellular Segment Equipment Revenues	244	188	139	158	145	145	138	182	178	729	610
Fixed-Line Segment Service Revenues	222	219	220	205	194	192	194	197	202	866	777
Fixed-Line Segment Equipment Revenues	23	17	12	11	18	14	22	22	23	63	76
Reconciliation for consolidation	(55)	(54)	(53)	(51)	(43)	(43)	(42)	(45)	(43)	(213)	(173)
Total Revenues	977	897	849	821	803	805	826	834	826	3,544	3,268
Gross Profit from Equipment Sales	56	42	28	18	26	33	43	40	43	144	142
Operating Profit	54	67	64	8	105	118	92	0	32	193	315
Cellular Segment Adjusted EBITDA	142	155	156	109	187	210	189	124	134	562	710
Fixed-Line Segment Adjusted EBITDA	80	73	64	55	64	59	50	34	43	272	207
Total Adjusted EBITDA	222	228	220	164	251	269	239	158	177	834	917
Adjusted EBITDA Margin (%)	23%	25%	26%	20%	31%	33%	29%	19%	21%	24%	28%
OPEX	612	572	570	570	478	472	477	519	498	2,324	1,946
Income with respect to settlement agreement with Orange	54	54	55	54	54	54				217	108
Finance costs, net	24	28	30	23	23	54	15	88	18	105	180
Profit (loss)	14	26	19	(7)	64	46	54	(50)	9	52	114
Capital Expenditures (cash)	48	57	44	47	82	76	105	113	138	196	376
Capital Expenditures (additions)	34	40	44	84	58	78	107	174	113	202	417
Adjusted Free Cash Flow	114	160	215	269	126	208	202	63	21	758	599
Adjusted Free Cash Flow (after interest)	89	119	201	241	109	150	192	(17)	(14)	650	434
Net Debt	2,079	1,964	1,768	1,526	1,415	1,081	887	906	919	1,526	906
Cellular Subscriber Base (Thousands)	2,692	2,700	2,693	2,686	2,658	2,662	2,677	2,674	2,667	2,686	2,674
Post-Paid Subscriber Base (Thousands)	2,174	2,191	2,215	2,241	2,259	2,273	2,306	2,320	2,336	2,241	2,320
Pre-Paid Subscriber Base (Thousands)	518	509	478	445	399	389	371	354	331	445	354
Cellular ARPU (NIS)	67	65	66	62	61	62	64	59	58	65	62
Cellular Churn Rate (%)	11.2%	9.8%	9.7%	9.4%	9.8%	9.0%	9.3%	9.9%	8.8%	40%	38%
Number of Employees (FTE)	2,827	2,740	2,742	2,686	2,580	2,582	2,696	2,797	2,778	2,686	2,797

* See footnote 2 regarding use of non-GAAP measures. Figures from 2017 include impact of adoption of IFRS15.

Disclosure for notes holders as of March 31, 2018

Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 31.03.2018				Interest rate	Principal repayment dates		Interest repayment dates	Linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To
C	25.04.10 24.02.11*	200 444	196	212	2	220	3.35% + CPI	30.12.16	30.12.18	30.6, 30.12	Linked to CPI	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
D	25.04.10 04.05.11*	400 146	437	437	**	441	1.311% (MAKAM+1.2%)	30.12.17	30.12.21	30.3, 30.6, 30.9, 30.12	Variable interest MAKAM (2)	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
F (1)	20.07.17 12.12.17	255 389	644	644	4	655	2.16%	25.06.20	25.06.24	25.6, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1) In July 2017, the Company issued Series F Notes in a principal amount of NIS 255 million. In December 11, 2017, the Company issued an additional Series F Notes in a principal amount of NIS 389 million. Regarding Series F Notes, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the definitions of Net Debt and Adjusted EBITDA see 'Use of non-GAAP measures' section above. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of March 31, 2018, the ratio of Net Debt to Adjusted EBITDA was 1.1. Additional stipulations regarding Series F Notes mainly include: shareholders' equity shall not decrease below NIS 400 million; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant.
The Company has additional financial covenants regarding its borrowings from financial institutions. See note 15 to the Company's 2017 annual financial statements.
In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.
In September 2017, December 2017 and January 2018, the Company entered into agreements with Israeli institutional investors to issue in December 2018, December 2019 and December 2019, respectively, in the framework of a private placement, additional Series F notes, in an aggregate principal amount of NIS 150 million, NIS 100 million and NIS 127 million, respectively. S&P Maalot has rated the additional deferred issuances with an 'ilA+' rating. For additional details see the Company's press releases dated September 13 and 17, 2017, December 27, 2017 and January 9, 2018.

(2) 'MAKAM' is a variable interest based on the yield of 12 month government bonds issued by the government of Israel. The interest rate is updated on a quarterly basis.

(*)   On these dates additional Notes of the series were issued. The information in the table refers to the full series.
(**) Representing an amount of less than NIS 1 million.

Disclosure for Notes holders as of March 31, 2018 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 31.03.2018 and 31.05.2018 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 31.03.2018 and 31.05.2018	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
C	S&P Maalot	ilA+	ilAA-	07/2017	07/2010, 09/2010, 10/2010, 09/2012, 12/2012, 06/2013, 07/2014, 07/2015, 07/2016, 07/2017	ilAA-/Stable, ilAA-/Stable, ilAA-/Negative, ilAA-/Watch Neg, ilAA-/Negative, ilAA-/Stable, ilAA-/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable
D	S&P Maalot	ilA+	ilAA-	07/2017
E	S&P Maalot	ilA+	ilAA-	07/2017
F	S&P Maalot	ilA+	ilA+	01/2018	07/2017, 09/2017 12/2017, 01/2018	ilA+/Stable, ilA+/Stable ilA+/Stable, ilA+/Stable

(1) In July 2017, S&P Maalot affirmed the Company's rating of “ilA+/Stable”.

(2) For details regarding the rating of the notes see the S&P Maalot report dated July 2, 2017 and July 27, 2017.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2018

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	212,089	109,228	-	-	-	26,455
Second year	-	109,228	-	-	-	17,900
Third year	-	238,035	-	-	-	15,058
Fourth year	-	238,035	-	-	-	10,826
Fifth year and on	-	386,420	-	-	-	12,520
Total	212,089	1,080,946	-	-	-	82,759

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	75,000	-	-	-	2,444
Second year	-	-	-	-	-	-
Third year	-	-	-	-	-	-
Fourth year	-	-	-	-	-	-
Fifth year and on	-	-	-	-	-	-
Total	-	75,000	-	-	-	2,444

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2018 (cont.)

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	20,386	-	-	-	6,057
Second year	-	52,132	-	-	-	5,145
Third year	-	52,132	-	-	-	3,859
Fourth year	-	52,132	-	-	-	2,600
Fifth year and on	-	73,218	-	-	-	1,868
Total	-	250,000	-	-	-	19,529

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.

e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	212,089	204,614	-	-	-	34,956
Second year	-	161,360	-	-	-	23,045
Third year	-	290,167	-	-	-	18,917
Fourth year	-	290,167	-	-	-	13,426
Fifth year and on	-	459,638	-	-	-	14,388
Total	212,089	1,405,946	-	-	-	104,732

f.	Off-balance sheet Credit exposure based on the Company's "Solo" financial data (in thousand NIS) – 50,000 (Guarantees on behalf of an associate, without expiration date).

g.	Off-balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above – None.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2018 (cont.)

h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Tamir Amar Name: Tamir Amar Title: Chief Financial Officer

Dated: May 31, 2018